RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated August 7, 2006 to the Contract Prospectus and
Statement of Additional Information, each dated April 28, 2006,
as supplemented

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your Contract Prospectus and SAI for future reference.

Effective August 7, 2006, ING MFS Capital Opportunities Portfolio changed its name to ING Thornburg Value Portfolio. Accordingly, all references to ING MFS Capital Opportunities Portfolio in the Contract Prospectus and SAI are deleted and replaced with ING Thornburg Value Portfolio.

The information for ING MFS Capital Opportunities Portfolio appearing in the Contract Prospectus under Appendix IV – Description of Underlying Funds is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Thornburg Value Portfolio (formerly ING MFS Capital Opportunities Portfolio)	ING Life Insurance and Annuity Company **Subadviser**: Thornburg Investment Management	Seeks capital appreciation.